Exhibit 21.1

Subsidiaries of Pzena Investment Management, Inc.

Pzena Investment Management, LLC, a Delaware limited liability company.

Pzena Investment Management, Pty Ltd, is a proprietary limited company incorporated in Australia.

Pzena Investment Management, Ltd is a private limited company incorporated in England and Wales.

Pzena Investment Management Europe Limited is a private company limited by shares incorporated in Ireland.

Pzena Financial Services, LLC, a Delaware limited liability company.